
07006700

UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-49329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STG SECURE TRADING GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 NORTH MILITARY TRAIL, SUITE 150
(No. and Street)

BOCA RATON (City) FL (State) 33431 (Zip Code)


SEC MAIL
PROCESSING
APR 2007
WASH
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN WEINER 561-988-6320
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - *if individual, state last, first, middle name*)

200 HADDONFIELD BERLIN RD STE 402 (Address) GIBBSBORO (City) NJ (State) 08026 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
APR 2007
WASH, D.C.
199
SECTION

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL
RECEIVED
PROCESSING
APR 0 2 2007
WASH, D.C.
199
SECTION

OATH OR AFFIRMATION

I, ALAN WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STG SECURE TRADING GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

EVERETT E. DONEGAN
NOTARY PUBLIC-STATE OF FLORIDA
COMMISSION # DD0336952
My Commission Expires 7/12/2008
Bonded Thru (800) 432-4254 Florida Notary Assn., Inc.

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital,
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
- ☐ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (1) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
STG Secure Trading Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of STG Secure Trading Group, Inc. (an S corporation) as of December 31, 2006 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STG Secure Trading Group, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $1,778,707 during the year ended December 31, 2006 and as of that date had a working capital of $416,695. As described more fully in Note 7, the Company must either raise additional capital; increase revenue or lower expenses in order to continue. Unless, at least one of these conditions is met there is substantial doubt as to the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Gibbsboro, New Jersey

March 29, 2007

STG SECURE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 4,919
Due from brokers	216,347
Securities owned, at market price	186,694
Furniture, fixtures, equipment and leasehold improvements - Net	98,545
Prepaid expenses	17,076
Security deposits	89,770
TOTAL ASSETS	$ 613,351

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	90,953
Securities - Sold, not yet purchased, at market value	7,158
Total liabilities	98,111
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 7,500 shares authorized, issued and outstanding	7,500
Additional paid-in capital	5,727,503
(Deficit)	(5,219,763)
Total stockholders' equity	515,240
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 613,351

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions and trading profits	$ 3,515,367
Other income	42,397
Total Revenues	3,557,764
EXPENSES	
Commissions	2,081,557
Brokerage and clearing	808,816
Consulting	759,188
Quotations, research and regulatory	690,579
Payroll	218,549
Professional fees	155,334
Office and administrative	201,174
Telephone	1,576
Postage	10,294
Rent	216,163
Insurance	65,764
Taxes	4,829
Interest	34,771
Travel and entertainment	34,689
Amortization	2,688
Depreciation	50,500
Total expenses	5,336,471
NET LOSS	$ (1,778,707)

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	(Deficit)	Total
BALANCE - BEGINNING OF YEAR	$ 7,500	$ 4,112,354	$ (3,441,056)	$ 678,798
Contribution of additional paid-in capital	-	1,615,149	-	1,615,149
Net (loss)	-	-	(1,778,707)	(1,778,707)
BALANCE - END OF YEAR	$ 7,500	$ 5,727,503	$ (5,219,763)	$ 515,240

The accompanying notes are an integral part these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(1,778,707)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	50,500
(Increase) in due from brokers	(166,218)
Decrease in securities owned, at market value	220,498
Decrease in prepaid expenses	6,942
(Decrease) in commission receivable	68,796
(Decrease) in accounts payable and accrued expenses	(176,138)
(Increase) in security deposits	(30,466)
(Decrease) in payable to clearing broker	(232,499)
Total adjustments	(258,585)
Net cash used in operating activities	(2,037,292)
CASH FLOWS FROM INVESTING ACTIVITIES	
acquisition of fixed assets - net	(4,222)
Net cash provided by operating activities	(4,222)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital - Net	1,615,149
Net cash provided by operating activities	1,615,149
NET DECREASE IN CASH AND CASH EQUIVALENTS	(426,365)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	431,284
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 4,919

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

STG Secure Trading Group, Inc. (the "Company") is a general securities broker/dealer registered in most states. The Company is a fully disclosed introducing discount broker/dealer which clears transactions through Penson Financial Services, Inc. and also provides facilities to active day traders.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) .

REVENUE RECOGNITION

Profit and loss arising from propriety securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue is derived from customer and proprietary trades introduced to the clearing broker, who completes the transaction and subsequently remits a commission to the Company. In the normal course of business, the Company will have positions consisting of securities owned and securities sold, not yet purchased, which are valued at market and unrealized gains and losses are which included in net income.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to thirty-nine years, on the straight-line method.

INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

NOTE 2- CLEARING AGREEMENT

The Company clears certain of its proprietary and customer transactions through another clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company. The amount receivable from the clearing broker relates to amounts due on cash and margin transactions.
In accordance with the Agreement, all of the Company's property held by the clearing broker including but not limited to, securities, deposits, monies, and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

NOTE 3- FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$ 101,000
Computers and equipment	201,353
Leasehold improvements	11,175
	313,528
Less: accumulated depreciation	214,983
Furniture, Fixtures, Equipment and Leaseholde Improvements - Net	$ 98,545

Depreciation expense for the year ended December 31, 2006 was $50,500,

STG SECURE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006

NOTE 4- **NET CAPITAL REQUIREMENT**

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of 250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, or the minimum net capital requirement for market makers.

At December 31, 2006, the Company had net capital of $ 281,621, which was $31,621 in excess of its required net capital of $ 250,000. However, the Company was not in compliance with SEC Rule 17a-11(c) (3) that requires net capital to be 120% of the minimum net capital requirement of $250,000. SEC Rule 17a-11(c) (3) required net capital of $300,000 the Company had a net capital capital deficiency of $18,379.

NOTE 5- **COMMITMENTS**

The Company leases its Boca Raton, Florida office facilities under a lease expiring February 28, 2012. The lease requires the Company to pay base rent and operational expense pass-throughs.

Minimum future rental payments under the lease having a remaining term in excess of one year as of December 31, 2006 for each of the next five years are:

Year	Amount
2007	$ 140,000
2008	168,000
2009	168,000
2010	168,000
2011	168,000
remaining lease amount	28,000
Total Minimum Future Base Rental Payments	$ 840,000

Total rent expense for the year ended December 31, 2006 was $216,163, which included operating expenses

STG SECURE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006

NOTE 6- CONTINGENCIES

The Company is a defendant in a civil action. The Company intends to vigorously defend this action that it considers groundless. The ultimate resolution of these matters is not ascertainable at this time. No provision has been made in the financial statements related to these claims.

NOTE 7- GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss $1,770,707 during the year ended December 31, 2006. The ability of the Company to continue as a going concern is dependent on increasing revenue, lowering expenses or raising additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management has developed a plan to raise additional capital through subordinated debt. As more fully described in Note 8.

NOTE 8- SUBSEQUENT EVENT

The Company received approval from the National Association of Security Brokers ("NASD") on March 22, 2007 for a subordinated loan in the amount of $500,000. The Company has received $250,000 and expects to receive the remaining $250,000 in April 2007. The Subordinated loan will included the Company's net capital.

SUPPLEMENTARY INFORMATION

STG SECURE TRADING GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 515,240
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets:	
Furniture, fixtures, equipment and leasehold improvements	98,545
Security deposits	89,770
Prepaid expenses	17,076
Total Non-Allowable assets	205,391
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	309,849
HAIRCUTS ON SECURITIES	28,228
NET CAPITAL	281,621
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required, 6-2/3% of $90,953 pursuant to Rule 15c3-1	6,063
Minimum dollar net capital requirement of reporting broker or dealer	250,000
Minimum dollar net capital requirement based upon market making activities	75,000
EXCESS NET CAPITAL	$ 31,621
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness from statement of financial condition	$ 90,953
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	32.30%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

STG SECURE TRADING GROUP, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company had no liability subordinated to claims of general creditors as of January 1, 2006. In addition, there were none in existence during the year ended December 31, 2006 and, accordingly, there are no changes to report.

STG SECURE TRADING GROUP, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

STG Secure Trading Group, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully-disclosed basis. During the year, the Company did not hold customers' funds or securities. STG Secure Trading Group, Inc. was in compliance with the conditions of exemption.

STG SECURE TRADING GROUP, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

As of December 31, 2006, STG Secure Trading Group, Inc. had no credit items that would result in a reserve requirement.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

To the Board of Directors
STG Secure Trading Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of STG Secure Trading Group, Inc. December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the internal control activities and their operations that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of STG Secure Trading Group, Inc. for the year ended December 31, 2006. During the months of May 2006 through September, 2006 the company failed to maintain its required minimum net capital. Thus causing the Company's FOCUS reports and other books and records to be inaccurate. The Company was not in compliance with SEC Rule 17a-11(c)(3) that requires net capital to be 120 percent of minimum net capital of $250,000. Further he Company failed to protect its cash assets from an officer's defalcation of a significant amount of cash. The material weakness involved a deficiency in internal control activities designed to monitor the daily net capital of the Company, which resulted in a violation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate except for the matter mentioned in the previous paragraph, at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

March 29, 2007

END